CARTER LEDYARD & MILBURN LLP
Counselors at Law

Steven J. Glusband	2 Wall Street
Partner	New York, NY 10005-2072
o	o	570 Lexington Avenue
Direct Dial: 212-238-8605	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: glusband@clm.com	Fax (212) 732-3232	(212) 371-2720

                March 5, 2013

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:	Corporate Resource Services, Inc.
Form 10-K for Fiscal Year Ended September 28, 2012
Filed December 21, 2012
Form 10-QT for the three months ended December 28, 2012
Filed February 11, 2013
File No. 000-30734

Dear Mr. Spirgel:

           In furtherance of my telephone conversation of this date with Mr. Robert Shapiro, Staff Accountant, I am able to confirm that our client, Corporate Resource Services, Inc., is seeking a 10 business day extension so that it may fully  respond to the Staff’s comments contained in a letter addressed to Mr. Michael J. Golde, Chief Financial Officer of Corporate Resource Services, Inc., dated February 20, 2013.

Thank you again for your cooperation.

                Very truly yours,

                /s/Steven G. Glusband

                Steven J. Glusband

SJG:var
cc:  Michael J. Golde